UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a–101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant  ☐                             Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☒	Preliminary Consent Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Consent Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

PUMA BIOTECHNOLOGY, INC.

(Name of Registrant as Specified in Its Charter)

FREDRIC N. ESHELMAN, PHARM.D.

JAMES M. DALY

SETH A. RUDNICK, M.D.

KENNETH B. LEE, JR.

(Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

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PRELIMINARY CONSENT STATEMENT, DATED NOVEMBER 10, 2015—SUBJECT TO COMPLETION

CONSENT STATEMENT

OF

FREDRIC N. ESHELMAN, PHARM.D.

WITH RESPECT TO

PUMA BIOTECHNOLOGY, INC.

This consent statement (this “Consent Statement”) and the enclosed WHITE consent card are being furnished by Dr. Fredric N. Eshelman, Pharm.D. (“Dr. Eshelman”), in connection with the solicitation of written consents (the “Consent Solicitation”) from the holders of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Puma Biotechnology, Inc., a Delaware corporation (“Puma” or the “Company”).

Stockholder action by written consent is a process authorized by the General Corporation Law of the State of Delaware (the “DGCL”) that allows a Delaware corporation’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at a meeting of stockholders.

This Consent Statement is dated                     , 2015 and is first being provided to holders of Common Stock, along with the enclosed WHITE consent card, on or about                     , 2015.

Dr. Eshelman is soliciting written consents from holders of Common Stock to take the following actions (each, a “Proposal” and collectively, the “Proposals”) by written consent and without a meeting of the Company’s stockholders.

Proposal 1.	Repeal any provision of the Bylaws of the Company (the “Bylaws”) in effect at the time this Proposal becomes effective that was not included in the Bylaws as filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 14, 2007 (“Proposal 1”).

Proposal 2.	Remove, without cause, any person or persons, other than those elected pursuant to this Consent Solicitation, elected, appointed or designated by the board of directors of Puma Biotechnology, Inc. (the “Board”) (or any committee thereof) to fill any vacancy or newly created directorship on or after September 9, 2015 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective (“Proposal 2”).

Proposal 3.	Increase the size of the Board from five (5) to nine (9) directors (“Proposal 3”).

Proposal 4.	Elect Fredric N. Eshelman, James M. Daly, Seth A. Rudnick, and Kenneth B. Lee, Jr. (each, a “Nominee” and collectively, the “Nominees”) to the Board to serve as directors of the Company until the next annual meeting of stockholders of the Company and until their successors are duly elected and qualified (“Proposal 4”).

Detailed information concerning the Proposals is set forth under the caption “The Proposals.”

The Proposals will be effective without further action when Dr. Eshelman delivers to the Company written consents from the holders of a majority of the outstanding shares of Common Stock in accordance with

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Section 228 of the DGCL. The Proposals will not be effective unless the delivery of written consents complies with Section 228 of the DGCL. In order for the Proposals to be adopted, the Company must receive the requisite number of unrevoked written consents signed and dated by the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date (as defined below), within 60 calendar days of the date of the earliest dated written consent delivered to the Company. The “Record Date” shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. For additional information regarding this Consent Solicitation, see the information set forth under the caption “Consent Procedures.”

Dr. Eshelman recommends that stockholders promptly consent to all of the Proposals.

Dr. Eshelman is the beneficial owner of 300,000 shares of Common Stock (consisting of (i) 150,000 shares held outright and (ii) options to purchase 150,000 shares), representing approximately 1% of the issued and outstanding shares of Common Stock as of the date of the filing. Dr. Eshelman intends to deliver written consents in favor of the adoption of each of the Proposals with respect to all such shares of Common Stock.

Dr. Eshelman and the Nominees (each, a “Participant” and collectively, the “Participants”) are participants in this Consent Solicitation. Additional information concerning the Nominees is set forth under the caption “The Proposals—Proposal 4—Election of the Nominees” starting on page 20 and additional information concerning the Participants is set forth in the section titled “Information on the Participants” starting on page 4 and Annex A of this Consent Statement.

THIS CONSENT SOLICITATION IS BEING MADE BY DR. ESHELMAN AND NOT BY OR ON BEHALF OF THE COMPANY OR THE BOARD. DR. ESHELMAN IS REQUESTING STOCKHOLDERS TO ACT BY WRITTEN CONSENT WITH RESPECT TO THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD.

IF YOU TAKE NO ACTION, IT IS EFFECTIVELY A VOTE AGAINST THE PROPOSALS. Abstentions, failures to sign, date and return WHITE consent cards, and broker-non votes, if any, will all have the same effect as withholding consent. Please sign, date and return the enclosed WHITE consent card in the postage-paid envelope provided.

DR. ESHELMAN RECOMMENDS THAT STOCKHOLDERS

PROMPTLY CONSENT TO ALL OF THE PROPOSALS.

PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE CONSENT CARD

IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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IMPORTANT INFORMATION REGARDING THIS CONSENT SOLICITATION

Your prompt action is important. Dr. Eshelman urges you to sign, date and return the enclosed WHITE consent card in the postage-paid envelope provided. Your consent is important. Please send in your WHITE consent card today. You must sign and date the WHITE consent card in order for it to be valid.

If your shares of Common Stock are held in “street-name,” deliver the enclosed consent instruction form to your broker, dealer, bank, trust company or other nominee or contact the person responsible for your account to consent on your behalf and to ensure that a WHITE consent card is submitted on your behalf. If your broker, dealer, bank, trust company or other nominee or contact person responsible for your account provides for consent instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed consent instruction form.

If you have any questions regarding your WHITE consent card or need assistance in executing your consent, please contact Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, telephone (877) 869-0171.

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QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are questions that you, as a stockholder of the Company, may have about this Consent Solicitation and the answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement. Dr. Eshelman urges you to read this entire Consent Statement carefully before deciding on whether to deliver your written consent.

Q:	Who is making the solicitation?

A: The solicitation is being made by Dr. Eshelman.

For additional information on Dr. Eshelman and the other Participants, please see the section titled “Information on the Participants” starting on page 4, and Annex A, of this Consent Statement.

Q:	What is Dr. Eshelman requesting stockholders to consent to?

A: Dr. Eshelman is requesting stockholders to consent to the following proposals:

Proposal 1 seeks to repeal any amendment to the Bylaws made by the Board, such that the current Board will not be able to, through changes to the Bylaws, prevent or impair the stockholders’ ability to add the Nominees to the Board pursuant to this Consent Statement or otherwise limit the ability of the Nominees (if elected) to take actions they believe to be in the best interests of the Company and its stockholders.

Proposal 2 seeks to remove, without cause any person or persons, other than those elected by this Consent Solicitation, elected, appointed or designated by the Board (or any committee thereof) to fill any vacancy or newly created directorship since the Company’s last announced director appointment on September 8, 2015 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective. Proposal 2, if adopted, would remove any new directors elected, appointed or designated by the current Board in response to this Consent Solicitation. Proposal 2 does not seek to remove any of the current directors.

Proposal 3 seeks to increase the size of the Board from five (5) to nine (9) directors.

Proposal 4 seeks to elect each of the Nominees to the Board.

For detailed information on the Proposals, including regarding each of the Nominees, see the section captioned “The Proposals.”

I recommend that stockholders promptly consent to all of the Proposals.

Q:	Who are the Nominees?

A: The Nominees, Fredric N. Eshelman, Pharm.D., James M. Daly, Seth A. Rudnick, M.D., and Kenneth B. Lee, Jr., are each highly qualified individuals with experience serving on the boards of directors and/or as executives of public companies. Dr. Eshelman believes that each of the Nominees is independent of the Company under the listing standards of The New York Stock Exchange (“NYSE”) and is not currently affiliated with the Company or any of its subsidiaries. The principal occupation and business experience of each Nominee is set forth under the caption “The Proposals—Proposal 4—Election of the Nominees.”

Q:	Who can give a written consent to the Proposals?

A: If you are a record owner of Common Stock (that is, you hold your shares of Common Stock in your name on the books and records of the Company) as of the close of business on the Record Date for this Consent Solicitation, you have the right to consent to the Proposals. If your shares of Common Stock are held in “street name” in the name of a broker, dealer, bank, trust company or other nominee, only it can execute a consent representing your shares of Common Stock and only on receipt of your specific instructions. If you are a stockholder of record as of the Record Date, you will retain your right to deliver a written consent in favor of the Proposals even if you sell your shares of Common Stock after the Record Date.

Q:	How many shares of Common Stock must be voted in favor of the Proposals to adopt them?

A: Dr. Eshelman must receive consents from holders of a majority (i.e., more than 50%) of the outstanding shares of Common Stock as of the Record Date as to each Proposal in order for each of the Proposals to be adopted. According to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015, as of November 2, 2015, there were 32,435,748 shares of Common Stock outstanding. Dr. Eshelman is not aware of any subsequent issuances of Common Stock by the Company. Dr. Eshelman therefore believes that the affirmative vote of at least 16,217,875 shares is necessary to adopt each of the Proposals. Abstentions, withheld consents, failures to vote and broker non-votes will have the same effect as a “No” vote.

Q:	When is the deadline for submitting written consents?

A: Dr. Eshelman urges you to submit your written consent as soon as possible. In order for the Proposals to be adopted, the Company must receive unrevoked written consents signed and dated by the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date, within 60 calendar days of the date of the earliest dated written consent delivered to the Company.

Q:	What should I do to consent?

A: If you hold your shares of Common Stock in record name, sign, date and return the enclosed WHITE consent card in the postage-paid envelope provided. In order for your consent to be valid, your WHITE consent card must be signed and dated.

If your shares of Common Stock are held in the name of a broker, dealer, bank, trust company or other nominee, only it can execute a WHITE consent card with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to promptly mark, sign, date and return the enclosed WHITE consent card in favor of all of the Proposals. Dr. Eshelman urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Dr. Eshelman, care of Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, so that Dr. Eshelman will be aware of all instructions given and can attempt to ensure that those instructions are followed.

Additional information about submitting a WHITE consent card is set forth under the caption “Consent Procedures.”

Q:	What if I do not return my WHITE consent card?

A: If you are a record holder of Common Stock and do not sign, date and return a WHITE consent card, you will effectively be voting against the Proposals. If you hold your shares of Common Stock in “street name” and do not contact your broker, dealer, commercial bank, trust company or other nominee to ensure that a WHITE consent card is submitted on your behalf, you will effectively be voting against the Proposals.

Dr. Eshelman urges you to act promptly to ensure that your consent will count. Dr. Eshelman recommends that stockholders promptly consent to all of the Proposals.

Q:	What should I do if I decide to revoke my consent?

A: You may revoke a signed and dated WHITE consent card at any time before the authorized action becomes effective by signing, dating and delivering a written revocation. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a signed and subsequently dated WHITE consent card will constitute a revocation of any earlier written consent. The revocation may be delivered to Dr. Eshelman, in care of Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, or such address as the Company may provide. Although a revocation is effective if delivered to the Company, Dr. Eshelman requests that you mail or deliver either the originals or copies of all revocations of consents to Okapi at the address above. This will allow Dr. Eshelman to be aware of all revocations and more accurately determine if and when consents to effect the Proposals have been received from the requisite holders of record as of the Record Date.

Q:	Whom should I contact if I have questions about the solicitation?

A: Please call Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, telephone (877) 869-0171.

IMPORTANT

Regardless of how many or few shares of Common Stock you own, your consent is very important. Please sign, date and return the enclosed WHITE consent card. DR. ESHELMAN RECOMMENDS THAT YOU PROMPTLY CONSENT TO ALL OF THE PROPOSALS.

Please return each WHITE consent card that you receive since each account must be consented separately.

INFORMATION ON THE PARTICIPANTS

This Consent Solicitation is being made by Dr. Eshelman. Dr. Eshelman’s principal business address is c/o Eshelman Ventures, LLC, 319 N. 3rd Street, Suite 301, Wilmington, NC 28401.

As of the date of this filing, Dr. Eshelman beneficially owns 300,000 shares of Common Stock (consisting of (i) 150,000 shares held outright and (ii) options to purchase 150,000 shares of Common Stock), or approximately 1% of the outstanding shares of Common Stock. Other than Dr. Eshelman, no Nominee owns any securities of the Company.

Information on each Nominee is disclosed in the section titled “The Proposals—Proposal 4—Election of the Nominees” starting on page 20 of this Consent Statement and additional information on the Participants is set forth in Annex A.

BACKGROUND AND REASONS FOR THE CONSENT SOLICITATION

Between May 18, 2015 and November 3, 2015, Dr. Eshelman purchased a total of 150,000 shares and options to purchase 150,000 shares of the Company’s Common Stock. As a result of these transactions, Dr. Eshelman beneficially owns approximately 1% of the outstanding shares of the Company’s Common Stock. For the past 35 years, Dr. Eshelman has worked in various public company and pharmaceutical industry roles, including as founder and Chairman of two public companies, Pharmaceutical Product Development, Inc. and Furiex Pharmaceuticals, Inc., and as founder of an investment company specializing in healthcare companies, Eshelman Ventures, LLC. Since making his initial investment, Dr. Eshelman has become increasingly concerned with the Company’s stock price performance and the Board’s oversight of management. Dr. Eshelman believes that the addition of Nominees to the Board will strengthen the board and improve oversight of management.

Under the Board’s oversight, the Company’s Common Stock has severely underperformed. For example, Puma’s stock price:

•	Declined approximately 60% during the six-month period ended October 27, 2015; and

•	Declined approximately 65% during the one-year period ended October 27, 2015. Over the same period, the NYSE Arca Biotechnology Index was up approximately 9%.

With growing concern, on July 16, 2015, Dr. Eshelman requested (the “Initial 220 Request”) inspection of certain of the Company’s books and records, including board minutes, pursuant to Section 220 of the DGCL to enable Dr. Eshelman to analyze and value his ownership stake in the Company and to ascertain whether the Board members breached their fiduciary duties in connection with the consideration of any business combinations, asset sales, mergers or other strategic transactions. The text of the Initial 220 Request is set forth below:

Dear Mr. Auerbach:

I, Mr. Fred Eshelman Ph.D (the “Beneficial Holder”), am the beneficial holder of no less than 1,000 shares of common stock of Puma Biotechnology, Inc. (“the Company”). Attached as Exhibit A is a true and correct copy of documentary evidence of ownership of such shares. Attached as Exhibit B is a proposed confidentiality agreement. Pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”), as the beneficial owner of common stock, the Beneficial Holder hereby demands that it and its attorneys, representatives, and agents be given, during regular business hours and at the Company’s principal office, the opportunity to inspect and copy or make extracts therefrom, the following records of the Company:

(a)    minutes of meetings of the Company’s Board of Directors (the “Board”), including any committees thereof, from January 1, 2014 to the present;

(b)    Board Materials1 concerning revenue and earnings projections from June 1, 2014 to the present;

(c)    Board Materials concerning the consideration of business combinations, asset sales, mergers or other strategic transactions from January 1, 2014 to the present; and

[1]	The term “Board Materials” means documents concerning, related to, provided at, considered at, or prepared or disseminated in connection with, any meeting of the Board of Directors or any regular or specially created committee thereof, including presentations, board packages, board books, recordings, agendas, summaries, memoranda, transcripts, notes, minutes, drafts of minutes, exhibits distributed at meetings, summaries of meetings, or resolutions.

(d)    Communications2 between or among members of the Board (“Board Members”) or to or from any Board Members concerning revenue and earnings projections or concerning the consideration of business combinations, asset sales, mergers or other strategic transactions from January 1, 2014 to the present.

This demand is continuing in nature. The Beneficial Holder demands that all modifications, additions or deletions to any and all information referred to above be immediately furnished to the Beneficial Holder as such modifications, additions or deletions become available to the Company or its agents or representatives.

Upon presentment of appropriate documentation therefor, the Beneficial Holder will bear the reasonable costs incurred by the Company, including those of its transfer agent(s) or registrar(s), in connection with the production of the information demanded.

The purpose of the requests in this demand is to enable the Beneficial Holder to analyze and value his stockholdings in the Company and to ascertain whether the Board Members have breached their fiduciary duties in connection with the consideration of business combinations, asset sales, mergers or other strategic transactions. Under Delaware law, it is well established that ascertaining the value of stock and investigating whether the Board Members have breached their fiduciary duties in connection with their consideration of potential offers to acquire Puma or otherwise are proper purposes for a Section 220 books and records inspection. See, e.g., Louisiana Mun. Police Employees Ret. Sys. v. Morgan Stanley & Co. Inc., No. CIV.A. 5682-VCL, 2011 WL 773316, at *6 (Del. Ch. Mar. 4, 2011). The records enumerated in this demand are directly connected with the above purposes of this demand.

The Beneficial Holder hereby designates and authorizes Richard M. Brand, Esq. and Martin L. Seidel, Esq. of Cadwalader, Wickersham & Taft LLP, and any other persons designated by them or by the Beneficial Holder, acting singly or in any combination, to conduct the inspection and copying herein requested. It is requested that the materials identified above be made available to the designated parties no later than five business days following any Determination Date. Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five business days of the date hereof. Accordingly, please advise the Beneficial Holder’s counsel, Richard M. Brand and Martin L. Seidel of Cadwalader, Wickersham & Taft LLP, at (212) 504-5757 and (212) 504-5643 respectively, as promptly as practicable within the requisite timeframe, when and where the items requested above will be made available to the Beneficial Holder for inspection. If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify the Beneficial Holder immediately in writing, with a copy to Richard M. Brand and Martin L. Seidel, Cadwalader, Wickersham & Taft LLP, One World Financial Center, New York, NY 10281, facsimile (212) 504-6666, setting forth any facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, the Beneficial Holder will assume that the Company agrees that this request complies in all respects with the requirements of the DGCL. The Beneficial Holder reserves the right to withdraw or modify this request at any time.

Sincerely,

Fred Eshelman

[2]	The term “Communications” means any transmission of information (in the form of facts, ideas, inquiries, or otherwise) between or among two or more persons, whether orally or in writing, or by any means or media, including without limitation by letter, memorandum, telephone, telegram, facsimile, e-mail, personal meeting or other form of correspondence or conference.

Throughout the period from July 23, 2015 through September 10, 2015, counsel for Dr. Eshelman and the Company’s counsel periodically discussed the Initial 220 Request by telephone and email.

On July 29, 2015, counsel for the Company sent a letter (the “July 29 Letter”) to Dr. Eshelman’s counsel stating the Company’s objections to the Request and that the Company was continuing to evaluate the Initial 220 Request. The text of the July 29 Letter is set forth below:

Dear Mr. Seidel:

On behalf of Puma Biotechnology, Inc. (“Puma” or the “Company”), we write in response to the July 16, 2015 letter from your client, Dr. Fred Eshelman, which requests inspection of certain books and records pursuant to 8 Del. C. § 220 (“Section 220”) to “enable [Mr. Eshelman] to analyze and value his stockholdings in the Company and to ascertain whether the Board Members have breached their fiduciary duties in connection with the consideration of business combinations, asset sales, mergers or other strategic transactions” (the “Demand”).

We were initially made aware of the Demand on July 20, and contacted you on July 23. You and I discussed the Demand by telephone on July 24, and this written response follows up on our conversation.

Puma is continuing to evaluate the Demand. However, it is unclear how the categories of documents requested by Mr. Eshelman are necessary and essential to the valuation of Mr. Eshelman’s stock. See, e.g., Robotti & Co., LLC v. Gulfport Energy Corp., C.A. No. 1811 -VCN, 2007 Del. Ch. LEXIS 94, at *12 (July 3, 2007) (courts should limit inspections to documents that are necessary, essential, and sufficient for the shareholder’s stated purpose). Indeed, it appears that publicly available information may be sufficient for Mr. Eshelman to make such a valuation. See, e.g., Polygon Global Opportunities Master Fund v. W. Corp., C.A. No. 2313-N, 2006 Del. Ch. LEXIS 179, at *13-17 (Oct. 12, 2006). It is also unclear what Mr. Eshelman’s immediate need is for this information. See e.g., Helmsman Mgmt. Servs., Inc. v. A&S Consultants Inc., 525 A.2d 160, 168 (Del. Ch. 1987) (inspection rights entitled shareholder to limited documents such as tax returns, financial statements, and redacted contracts); Thomas & Betts Corp. v. Leviton Mfg. Co., Inc., 685 A.2d 702 (Del. Ch. 1995) (court ordered closed corporation to provide financial statements and tax returns, but denied requests for board minutes, transactions between the company and subsidiaries, material contracts, and lease agreements). Puma requests that you provide any specific information or evidence you have regarding Mr. Eshelman’s need for this information. We are unaware of any support for a shareholder’s right to inspect books and records concerning any potential strategic transaction process in order to value the shareholder’s holdings. If you are aware of any such authority, please provide it.

Moreover, with respect to Mr. Eshelman’s concerns regarding potential breaches of fiduciary duty, the Demand does not identify—as it must—any evidence suggesting a “credible basis” from which possible wrongdoing may be inferred. See City of Westland Police & Fire Ret. Sys. v. Axcelis Techs., Inc., 1 A.3d 281, 287 (Del. 2010). The Demand simply asserts that its stated purpose is proper under Louisiana Mun. Police Employees Ret. Sys. v. Morgan Stanley & Co. Inc., No. CIV. A. 5682-VCL, 2011 WL 773316, at *6 (Del. Ch. Mar. 4, 2011). That case, however, involved a stockholder’s request for books and records to determine whether a board’s demand-refusal decision was made in good faith. Id. at *7-8. Because a demand-refusal decision is reviewed under the highly deferential business judgment standard, the Court held that Section 220 served as a necessary accountability mechanism to justify providing the stockholder with a limited right of information. Id. No such similar circumstances are present here. Puma requests that you provide any specific information or evidence you have regarding this concern. Any additional explanation that you could provide would assist Puma in meaningfully reviewing and evaluating the Demand.

Finally, the Demand does not “state a reason for the purpose, i.e., what [Mr. Eshelman] will do with the information or an end to which that investigation may lead.” Graulich v. Dell Inc., No. 5846-CC, 2011 Del. Ch. LEXIS 76, at *20 (Del. Ch. May 16, 2011). Puma requests that you provide a detailed explanation of what Mr. Eshelman plans to do with the information requested.

Of course, we remain open to further discussion of your client’s concerns and look forward to your response. Any decision by Puma to produce documents should not be construed as agreement with any of the statements or characterizations in the Demand. By sending this response, Puma does not intend to waive, and indeed preserves, its rights and defenses with respect to the Demand. This response, as well any anticipated production, does not concede, and should not be construed as conceding, that the Demand letter has stated a proper purpose as required by Section 220, or that the documents sought are “necessary” or “essential” for the purported purposes set forth in the Demand.

Please do not hesitate to contact me if you have any questions.

Very truly yours,

Michele D. Johnson

On August 20, 2015, counsel for Dr. Eshelman sent a letter (the “August 20 Letter”) to the Company’s counsel repeating the requests from the Initial 220 Request and responding to the July 29 Letter. The text of the August 20 Letter is set forth below:

Dear Ms. Johnson:

We write in response to your July 29, 2015 letter (“July 29 Response”) concerning Mr. Eshelman’s demand (“Demand Letter”),1 dated July 16, 2015, for access to the books and records of Puma Biotechnology, Inc. (the “Company”) pursuant to 8 Del. Code § 220 and applicable law.

We had hoped after our July 24 discussion that you would recognize Mr. Eshelman’s rights, as a shareholder, to review the fundamental corporate records and would work to provide access to the limited number of records Mr. Eshelman requests. We were therefore surprised and disappointed to receive a letter that was in effect a blanket refusal to permit inspection of any corporate records. Moreover, while your letter claimed that the Company was “considering” Mr. Eshelman’s demands, we have received no documents in the ensuing three weeks, and despite my emails to you and your colleague last Thursday and yesterday and my calls today, the Company has thus far ignored—and for all practical purposes refused to comply with—Mr. Eshelman’s limited and well-founded demands. Indeed, when we spoke today, you made it clear that your client was unwilling to permit Mr. Eshelman to review even the Board Minutes and Board Materials of a company in which he is a shareholder in order to value his investment or otherwise.

[1]	Mr. Eshelman has demanded inspection of four categories of documents: (i) minutes of meetings of the Company’s Board of Directors (the “Board”), including any committees thereof, from January 1, 2014 to the present; (ii) Board Materials concerning revenue and earnings projections from June 1, 2014 to the present; (iii) Board Materials concerning the consideration of business combinations, asset sales, mergers, or other strategic transactions from January 1, 2014 to the present; and (iv) Communications between or among members of the Board (“Board Members”) or to or from any Board Members concerning revenue and earnings projections or concerning the consideration of business combinations, asset sales, mergers or other strategic transactions from January 1, 2014 to the present.
[2]	I would also note that your response was untimely under Section 220 of the DGCL, which mandates a response within five business days of receipt of an inspection demand.

As we discussed, Delaware courts routinely permit (and when necessary enforce) similar requests. See, e.g., Quantum Tech. Partners IV, L.P., v. Ploom, Inc., No. CIV.A. 9054-ML, 2014 WL 2156622, at **12-13 (Del. Ch. May 14, 2014); Amalgamated Bank v. UICI, No. CIV.A. 884-N, 2005 WL 1377432, at *4 (Del. Ch. June 2, 2005); Haywood v. Ambase Corp., No. CIV.A. 342-N, 2005 WL 2130614, at *7 (Del. Ch. Aug. 22, 2005). In particular, the July 29 Response does not agree to the inspection of any documents, nor have any been provided in the ensuing weeks, and you have now indicated that the Company is not inclined to grant Mr. Eshelman his statutory rights as a shareholder to review the basic corporate records of the Company. The Company’s position is untenable, violates Delaware law, and is contrary to the policy behind Section 220, which was designed “primarily to protect the interests of stockholders and to keep them informed as to corporate activity which may affect their interests.” Mills v. Fruit Auction Sales Co, No. 6468, 1981 WL 7630, at *1 (Del. Ch. Oct. 1, 1981) (granting access to all minutes of stockholder and director meetings of a corporation for the purposes of investigating mismanagement and determining what shareholder’s stock was worth). Furthermore, the objections set forth in your letter do not provide any basis to reject Mr. Eshelman’s limited and well-founded inspection rights.

First, you contend in the July 29 Response that in order for you to properly evaluate Mr. Eshelman’s demand he must show an “immediate need” to inspect documents for the purpose of valuing his stock. Delaware courts have rejected any such “immediacy” requirement. See Macklowe v. Planet Hollywood, Inc., No. CIV.A. 13450, 1994 WL 560804, at *4 (Del. Ch. Sept. 29, 1994) (rejecting corporation’s argument that plaintiff must demonstrate “a present intention to sell” or “some other actual need” to value shares under Section 220 because her stated purpose of valuing shares “is clearly related to her interest as a stockholder”) (internal quotation marks omitted).

Second, your contention that the availability of other unspecified information in the public domain somehow strips a shareholder of his statutory rights to inspect the books and records of the Company he has invested in is equally unfounded. There is no requirement under Section 220 that a shareholder analyze all publicly available information on a subject before making a demand or obtaining documents. Even if information requested is publicly available that could substitute in part for the information requested, the availability of that information simply does not excuse a Company’s refusal to honor a “clear statutory inspection right. That argument, if accepted, would eviscerate the right guaranteed by § 220.” See McGowan v. Empress Entm’t, Inc., 791 A.2d 1, 7 (Del. Ch. 2000); see also Robotti & Co., LLC v. Gulfport Energy Corp., No. CIV.A. 1811-VCN, 2007 WL 2019796, at *4 (Del. Ch. July 3, 2007) (“The Court, in certain circumstances, may limit a books and records inspection to the extent that information [requested in the Demand] is available in public filings. Because Board minutes are not publicly available, and although ‘a’ possible purpose has been disclosed for the offering in the public filings, [minutes] may disclose that ‘the’ real purpose is different.”). The July 29 Response does not even contend that the requested information is available in the Company’s public filings – just that some other information that would permit an investor to value his shares is otherwise publicly available. This provides no basis to reject the Demand.

Indeed, the lone case you cite in support of your argument has no application here. Rather, the court there held that inspection was not necessary to a shareholder decision to exercise appraisal remedies. See Polygon Global Opportunities Master Fund v. W. Corp., No. CIV.A. 2313-N, 2006 WL 2947486, at *4 (Del. Ch. Oct. 12, 2006). Moreover, the publicly available information in Polygon specifically included categories of information that Mr. Eshelman is not privy to and thus has requested, including “detailed descriptions of the board and special committee meetings” and “company projections.” Id.

Courts have moreover permitted inspection of the very information sought here in analogous contexts. See, e.g., Quantum Tech. Partners IV, L.P., 2014 WL 2156622, at **12-13 (ordering production of materials relating to transactions involving Company’s stock and offers or proposals to buy or sell Company’s stock, whether or not such proposals were directed to the Company, because the information was “essential to achieving [shareholder’s] primary purpose” of stock valuation).

Third, your request that we provide “a detailed explanation” of what Mr. Eshelman plans to do with the information requested also seeks to impose a requirement found nowhere in Section 220 or the cases applying it. The Delaware Court of Chancery in Graulich v. Dell Inc., No. CIVA5846-CC, 2011 WL 1843813, at *5 (May 16, 2011), makes clear in the examples it provides that little detail would be needed to adequately state a “reason” for investigating wrongdoing. Id. (noting appropriately stated reasons to investigate corporate mismanagement or wrongdoing include “seek[ing] to institute possible derivative litigation” or to gain “an audience with the board to discuss proposed reforms”). Indeed, Delaware courts do not require shareholders to provide specific details of what they plan to do with any information received for the purpose of investigating wrongdoing. Beiser v. PMC-Sierra, Inc., No. CIV. A. 3893-VCL, 2009 WL 483321, at *3 (Del. Ch. Feb. 26, 2009) (noting only where no proper end is evident must plaintiff plead how he might use the evidence).

Mr. Eshelman would prefer to work cooperatively with the Company; however, if the Company continues to ignore its obligations, and does not commit by the close of business on August 25, to provide the limited documents Mr. Eshelman seeks, and to produce them on or before September 4, 2015, Mr. Eshelman will take all appropriate actions, including seeking the assistance of the Delaware Chancery Court, to enforce his rights.

Very truly yours,

Martin L. Seidel

On August 25, 2015, counsel for the Company sent a letter (the “August 25 Letter”) to Dr. Eshelman’s counsel reiterating the Company’s objections to the Initial 220 Request. The text of the August 25 Letter is set forth below:

Dear Mr. Seidel:

I write in response to your August 20, 2015 letter regarding Mr. Eshelman’s July 16, 2015 request for inspection of certain books and records of Puma Biotechnology, Inc. (“Puma” or the “Company”) pursuant to 8 Del. C. § 220 (the “Demand”).

From the information you and your client have provided thus far, it is apparent that Mr. Eshelman seeks to obtain material nonpublic information from Puma about any ongoing strategic process, so that Mr. Eshelman can decide whether and how to trade in Puma’s stock. This Demand is unprecedented under Delaware law.

As we informed you on July 29, we are unaware of any support for a stockholder’s right to inspect a public company’s books and records concerning any potential strategic transaction process in order to value the stockholder’s holdings. In response to our request, you have not provided a single case in which a court ordered a public company to provide material nonpublic information to a stockholder for this purpose. While your letter claims that “Delaware courts routinely permit (and when necessary enforce) similar requests,” none of the cases cited in your August 20 letter contained a similar demand that was permitted or enforced by a Delaware court under analogous circumstances. The absence of any authority permitting Section 220 to be used as a vehicle to obtain material nonpublic information—and potentially make trading decisions based upon it—is telling.

There is no absolute right to access non-public information under Section 220. Eastlund v. Fusion Sys. Corp., No. CIV.A. 11574, 1990 Del. Ch. LEXIS 144, at *8 (Del. Ch. Aug. 29, 1990) (“The plaintiff has no

[1]	We disagree that Puma’s response was untimely under Section 220. (August 20 Ltr. at 1, n.2.) As you know and as noted in our July 29 letter, we were made aware of the Demand on July 20, and contacted you within five business days, on July 23. July 29 Ltr. at 1.

absolute right to non-public information of defendant and has not shown any reasonable need for it.”). Rather, the statute places the burden on the stockholder to demonstrate a proper purpose. Helmsman Management Servs., Inc. v. A&S Consultants, Inc., 525 A.2d 160, 164 (Del. Ch. 1987). Moreover, it is the duty of the Court to limit any inspection to those documents that are “necessary, essential, and sufficient for the shareholder’s purpose.” Robotti & Co., LLC v. Gulfport Energy Corp., No. CIV.A. 1811-VCN, 2007 WL 2019796, at *4 (Del. Ch. July 3, 2007) (citation omitted). Neither of Mr. Eshelman’s vaguely stated purposes entitles him to the broad scope of books and records requested (Board minutes, materials, and communications from a 20-month period).

First, where the purpose of a Section 220 demand is to ascertain the value of stock holdings, a court will scrutinize the asserted need for such a valuation, and consider whether the materials requested are essential and narrowly tailored to that need. Where the requesting stockholder fails to make an adequate showing of need, inspection may be restricted or denied. See, e.g., Thomas & Betts Corp. v. Leviton Mfg. Co., Inc., 685 A.2d 702, 714-15 (Del. Ch. 1995) (court ordered closed corporation to provide financial statements and tax returns, but denied requests for board minutes, transactions between company and subsidiaries, material contracts, and lease agreements). Macklowe v. Planet Hollywood, Inc., No. CIV.A. 13450, 1994 WL 560804 (Del. Ch. Sept. 29, 1994) (cited in August 20 Ltr. at 2) is inapposite. In Macklowe, the Court ordered a private corporation to turn over board books and records to a stockholder so that she could value her holdings. The Court explained that the stockholder’s stated purpose (to value her shares to decide whether to sell them at some future time) was bona fide because in the absence of publicly available information, accessing non-public books and records was the only way to value her stock. Id. at *4; see also Quantum Tech. Partners IV, L.P., v. Ploom, Inc., No. CIV.A. 9054-ML, 2014 WL 2156622, at **12-13 (Del. Ch. May 14, 2014) (cited in August 20 Ltr. at 2, 3) (granting inspection to stockholder of privately held corporation who needed financial information in order to sell shares). The information available to Mr. Eshelman in the public domain is, of course, sufficient to value his 1,000 shares of Puma.

Second, your argument that the availability of public information regarding Puma’s value does not “strip a shareholder of his statutory rights” misses the point. As the case law cited in your own August 20 letter makes clear, the public availability of all information necessary and essential to a stated purpose can support the denial of inspection or, at minimum, limit inspection to the extent that the stated purpose can be served by reference to public sources. See Robotti & Co., LLC v. Gulfport Energy Corp., No. CIV.A. 1811-VCN, 2007 WL 2019796, at **4-5 (Del. Ch. July 3, 2007) (citing Donald J. Wolfe, Jr. & Michael A. Pittenger, Corporate and Commercial Practice in the Delaware Court of Chancery, § 8.6[g], at 8-126.17 (2007)) (cited in August 20 Ltr. at 3) (denying demands for board materials discussing valuation and offers and expressions of interest from third parties because public filings were sufficient for plaintiff’s purpose); see also Marathon Partners, L.P. v. IVIAF Worldwide Corp., C.A. No. 018-N, 2004 Del. Ch. LEXIS 101, at *28 (Del. Ch. July 30, 2004) (denying request for documents where stockholder presented no evidence showing that publicly available information was insufficient to value its publicly traded shares). McGowan v. Empress Entm’t, Inc., 791 A.2d 1, 7 (Del. Ch. 2000) (cited in August 20 Ltr. at 3) is distinguishable, as the Court there dealt with a corporate director’s Section 220 inspection rights, ultimately allowing the director to see materials from board meetings he had missed.

Third, Mr. Eshelman cannot justify his fishing expedition with unsupported allegations of wrongdoing. A stockholder seeking books and records pursuant to Section 220 for this purported purpose must show by a preponderance of the evidence a “credible” basis from which the Court can infer that “there are legitimate issues of wrongdoing.” Norfolk County Ret. Sys. v. Jos. A. Bank Clothiers, Inc., No. 3443-VCP, 2009 Del. Ch. LEXIS 20, at **17-18 (Del. Ch. Feb. 12, 2009); see also City of Westland Police & Fire Ret. Sys. v. Axcelis Techs., Inc., 1 A.3d 281, 287 (Del. 2010) (demanding stockholder must present some evidence to suggest a “credible basis” to allow a court to infer that wrongdoing may have occurred); Robotti, 2007 WL 2019796, at *2 (“Neither ‘mere suspicion’ of wrongdoing or mismanagement . . . nor an interest in investigating ‘general mismanagement, without more’ is sufficient.”). In stark contrast to the case law cited in your August 20 letter, Mr. Eshelman’s Demand provides no evidence whatsoever (let alone credible evidence) of possible mismanagement at Puma sufficient to justify inspection. See Amalgamated Bank v. UICI, No. CIV.A. 884-N, 2005 WL 1377432, at *4 (Del. Ch. June 2, 2005) (granting request for board minutes after requesting stockholder had identified specific self-dealing transactions); Haywood v. Ambase Corp., No. CIV.A. 342-N, 2005 WL 2130614, at *7 (Del. Ch. Aug. 22, 2015) (inspection was justified when public company stockholder established a “credible basis” for allegation of mismanagement through publicly available filings showing CEO’s excessive compensation); Mills v. Fruit Auction Sales Co., No. 6468, 1981 WL 7630, at *3 (Del. Ch. Oct. 1, 1981) (granting access to board minutes after stockholder had alleged corporate mismanagement based on profit and loss statements showing alarming net income and loss numbers) (cited in August 20 Ltr. at 2).

Finally, we disagree with your accusation that the Company has ignored its obligations under Delaware law simply by asking for more information from Mr. Eshelman while evaluating his Demand. Where, as here, a stockholder fails to show either a proper purpose or any apparent proper end to which the inspection of books and records may lead, a request for inspection is properly denied. See, e.g., Beiser v. PMC-Sierra, Inc., C.A. No. 3893-VCL, 2009 Del. Ch. LEXIS 36, at *8 (Del. Ch. Feb. 26, 2009) (request denied when stockholder failed to plead “any proper end” to the purposes he set forth, and court was not able to “infer any proper purpose from the pleadings”); Graulich v. Dell, Inc., No. 5846-CC, 2011 Del. Ch. LEXIS 76, at *20 (Del. Ch. May 16, 2011) (cited in Aug. 20 Ltr. at 3) (“a stockholder ‘must do more than state, in a conclusory manner, a generally accepted proper purpose’—the investigation of corporate mismanagement ‘must be to some end’”). Neither the Demand nor your August 20 letter provides any basis whatsoever for your assertion that examining books and records is necessary to ascertain whether a breach of fiduciary duty has occurred.

Puma takes its obligations to all stockholders seriously. To that end, the Company strives to allocate resources responsibly and to proper purposes. Puma is entitled to refuse access to internal books and records where the limited information supplied in support of the stockholder’s request does not justify providing non-public information to one stockholder at the potential expense and harm of others. If you force Puma to expend resources and management time defending itself against a baseless lawsuit in Delaware Chancery Court, the Company will evaluate all options available to it, including litigation to recover from Mr. Eshelman all unnecessarily expended fees, costs, and damages incurred.

We look forward to Mr. Eshelman’s responses to our continued questions.

Very truly yours,

Michele D. Johnson

On August 28, 2015, Puma’s management suggested a potential willingness to meet at some unspecified date and location, communicated by e-mail through Company counsel (the “August 28 Email”). The text of the August 28 Email is set forth below:

From:	michele.johnson@lw.com
Sent:	Friday, August 28, 2015 8:26 PM
To:	Seidel, Martin
Subject:	Puma

Martin – When we spoke yesterday, you stated that Mr. Eshelman owns more than three percent and less than five percent of Puma. Can you provide some clarity/proof around his ownership? That percentage translates into a significant number of shares, of course, and we are not finding his name or the name of his funds in the information to which the Company has access. For a shareholder of that magnitude, the Company’s CEO, Alan Auerbach, would like to personally meet with Mr. Eshelman face to face to discuss the Company and allow him to ask any questions he has about the Company. It is very important to Mr. Auerbach that shareholders have access to him directly, that management and the board have a relationship with investors, especially large institutional ones, and that all shareholders know management's and the board’s conviction in their fiduciary responsibilities to the shareholders. While the Company cannot comment on whether there is a strategic process ongoing as I have mentioned, shareholders can have a high degree of conviction that if a process is or were ongoing, the Company will and would do everything possible to exercise their fiduciary responsibility to the shareholders. Thanks - MJ

The August 28 Email, which was sent more than six weeks after the Initial 220 Request, ignored Dr. Eshelman’s repeated requests for information under Delaware law. Dr. Eshelman believed there was no reason to pursue a meeting before the requested materials were provided and, accordingly, did not pursue such a meeting at that time.

As noted in the August 28 Email, in a phone call with counsel to the Company, Dr. Eshelman’s counsel had mistakenly overstated his ownership level. Because Delaware law permits any shareholder – regardless of ownership level – to make such demands for corporate records, counsel to Dr. Eshelman saw no need to immediately correct the earlier statement. Dr. Eshelman has made a personal investment in the Company worth millions of dollars. His level of ownership more than satisfies the requirements of Delaware law to demand an inspection of Company records.

On October 28, 2015, Dr. Eshelman and the Nominees filed with the SEC a preliminary consent statement (the “Preliminary Consent Statement”) with respect to the Proposals.

Also on October 28, 2015, Dr. Eshelman issued a press release announcing the filing of the Consent Solicitation to adopt the Proposals.

On October 29, 2015, Dr. Eshelman requested (the “Second 220 Request”) a list of the Company’s stockholders, pursuant to Section 220 of the DGCL. The text of the Second 220 Request is set forth below:

Dear Mr. Auerbach:

I, Fred Eshelman (the “Beneficial Holder”), am the beneficial holder of no less than 1,000 shares of common stock of Puma Biotechnology, Inc. (the “Company”). Attached as Exhibit A is a true and correct copy of documentary evidence of ownership of such shares. Attached as Exhibit B is a proposed confidentiality agreement. The Beneficial Holder continues to own the shares reflected on Exhibit A. Pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”), as the beneficial owner of common stock, the Beneficial Holder hereby demands that it and its attorneys, representatives, and agents be given, during regular business hours and at the Company’s principal office, the opportunity to inspect and copy or make extracts from, and receive electronic media relating to, the Company’s stock ledger, a list of its stockholders and its other books and records, including the following information:

(a) a complete record or list of the holders of record of the outstanding shares of the Company’s capital stock (“Stock”), certified by the Company or its transfer agent and registrar, showing in respect of each such holder (i) the name, last known business, residence or mailing address, and telephone number of each such holder; (ii) the number of shares of Stock held by each such holder; (iii) the account numbers of each such holder; and (iv) the dates when each such holder became a holder of record of Stock, as of (i) any record date established or to be established for the 2016 annual meeting of stockholders of the Company, including any adjournments, postponements, reschedulings or continuations thereof or any special meeting that may be called in lieu thereof or any other meeting of stockholders held in lieu thereof and (ii) as of the most recent date such information is available;

(b) a complete record or list of the participants to whom shares of Stock are attributable under any employee stock ownership, stock purchase, stock option, retirement, restricted stock, incentive, profit sharing, dividend reinvestment or any similar plan of the Company in which voting of shares under the plan is controlled, directly or indirectly, individually or collectively, by such plan’s participants, showing in respect of each such participant (i) the name, last known business, residence or mailing address, and telephone number of each such holder; (ii) the number of shares of Stock attributable to each such participant in any such plan; and (iii) the name, business address and telephone number of the trustee or administrator of any such plan, and a detailed explanation of the voting treatment not only of shares of Stock for which the trustee or administrator receives instructions from participants, but also shares of Stock for which either the trustee or administrator does not receive instructions or shares of Stock which are outstanding in any such plan but are unallocated to any participant;

(c) a complete record or list of the holders of Stock and respondent banks (and their email addresses) who have elected to receive electronic copies of proxy materials with respect to meetings of stockholders of the Company pursuant or Rule 14a-16(j)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(d) all transfer journals and daily transfer sheets showing changes in the names, addresses and number of shares of holders of Stock that are in or come into the possession or control of the Company or any of its transfer agents, registrars or proxy solicitors, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or their respective nominees from the date of the stockholder list referred to in paragraph (a);

(e) all information in or which comes into possession or control of the Company or any of its transfer agents, registrars or proxy solicitors, or which can reasonably be obtained from The Depository Trust Company (“DTC”), brokers, dealers, banks, clearing agencies, voting trustees or their respective nominee, concerning the names, addresses, telephone numbers and number of shares of Stock held by the participating brokers and banks named in the individual nominee names of Cede & Co., specifically with respect to Cede & Co., the DTC Daily Participant Lists (to be provided electronically daily), or other similar depositories or nominees, including respondent bank lists, all omnibus proxies and related respondent bank proxies and listings issued pursuant to Rule 14b-2 under the Exchange Act;

(f) all information in or that comes into the Company’s or its transfer agents’, registrars’ or proxy solicitors’ possession or control, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or their respective nominee (including Broadridge Financial Services, Mediant Communications and The Bank of New York), relating to the names, addresses, and number of shares of the beneficial owners of Stock pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Exchange Act, including a Non Objecting Beneficial Owners or “NOBO” list;

(g) all information in or that comes into the Company’s or its transfer agents’, registrars’ or proxy solicitors’ possession or control, or that can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, clearing agencies, voting trusts or their nominees or other nominees, relating to the names, addresses, telephone numbers and number of shares of Stock held by the actual beneficial owners of the Stock, including the Securities Position Listing and omnibus proxy issued by, or available from DTC and other similar depositories or nominees (and weekly updates of such items) and all “Weekly Security Position Listing Daily Closing Balances” reports issued by DTC (and authorization for the Beneficial Holder’s agent to receive such reports directly);

(h) all stop lists or stop transfer lists relating to any shares of Stock and any additions, deletions, changes or corrections made to the list referred to in paragraph (a) until such time as the Beneficial Holder notifies the Company that it no longer requires such changes, corrections, additions or deletions; and

(i) in respect of all information referred to in paragraphs (a) through (h) above, (i) electronic media containing such information, (ii) the computer processing data necessary for the Beneficial Holder to make use of such information on electronic media, and (iii) a hard copy printout of such information for verification purposes (all information referred to in paragraphs (a) through (i) above, collectively, the “Stocklist Materials”).

It is requested that all Stocklist Materials be made available to the Beneficial Holder or his designees, as of the most recent date available, no later than the fifth business day after the date hereof, and as of any record or determination date established in connection with a special meeting, action by consent or other authorization or referendum of Puma’s shareholders, no later than the fifth business day after notice thereof to the Company. The Beneficial Holder demands that, up through and including the date of the Company’s annual meeting to elect directors in 2016, any updates, changes, modifications, corrections, additions or deletions to any of the Stocklist Materials (including, for the avoidance of doubt, DTC Daily Participant Lists) be immediately furnished to the Beneficial Holder as requested by the Beneficial Holder or as such updates, modifications, additions or deletions become available to the Company, its agents or other representatives.

The purpose of this demand is to enable the Beneficial Holder to communicate with fellow stockholders of the Company on matters relating to their mutual interest as stockholders, such as those with respect to specific polices, actions, and affairs of the Company including, without limitation and the solicitation of proxies or written consents in connection with any election of the Beneficial Holder’s nominees to the board of directors of the Company or any proposals submitted by the Beneficial holder for consideration at any annual or special meeting or in any action by written consent.

The Beneficial Holder hereby designates and authorizes, as its agents, to conduct the inspection and copying of the Stocklist Materials requested herein: (i) Richard M. Brand, Esq, and Martin L. Seidel, Esq. of Cadwalader, Wickersham & Taft LLP, and their respective partners, associates, employees, advisors and other persons designated by Cadwalader, Wickersham & Taft LLP; (ii) any proxy solicitor(s) retained by the foregoing or by Beneficial Holder, and their respective employees or other persons designated by such proxy solicitor(s), and (iii) any other persons designated by the foregoing or by the Beneficial Holder, and in each case of (i), (ii) and (iii), acting together, singly or in any combination. The Beneficial Holder agrees to keep the Stocklist Materials confidential pursuant to the confidentiality agreement attached hereto as Exhibit B.

Upon presentment of appropriate documentation therefor, the Beneficial Holder will bear the reasonable costs incurred by the Company, including those of its transfer agent(s) or registrar(s), in connection with the production of the information demanded.

Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five business days of the date hereof. Accordingly, please advise the Beneficial Holder’s counsel, Richard M. Brand and Martin L. Seidel of Cadwalader, Wickersham & Taft LLP, at (212) 504-5757 and (212) 504-5643

respectively, as promptly as practicable within the requisite timeframe, when and where the Stocklist Materials will be made available to the Beneficial Holder or its designees. If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify the Beneficial Holder immediately in writing, with a copy to Richard M. Brand, Cadwalader, Wickersham & Taft LLP, One World Financial Center, New York, NY 10281, telephone number (212) 504-5757, facsimile number (212) 504-6666, and email richard.brand@cwt.com, and Martin L. Seidel, Cadwalader, Wickersham & Taft LLP, One World Financial Center, New York, NY 10281, telephone number (212) 504-5643, facsimile number (212) 504-6666, and email martin.seidel@cwt.com, setting forth any facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, the Beneficial Holder will assume that the Company agrees that this request complies in all respects with the requirements of the DGCL. The Beneficial Holder reserves the right to withdraw or modify this request at any time.

Sincerely,

Fred Eshelman

In addition, on October 29, 2015, Dr. Eshelman’s counsel spoke with the Company’s counsel via phone with respect to the Consent Solicitation and offered to make all of the Nominees available to meet with the Company’s Board. The Company has not, as of the date of this Consent Statement, responded to this offer to meet.

On November 2, 2015, the Company issued an announcement on Form 8-K relating to the Consent Statement.

On November 3, 2015, Dr. Eshelman issued a statement (the “November 3 Statement”) that the Company’s November 2 announcement had mischaracterized the tenor and substance of communications between Dr. Eshelman, the Company and their representatives. Concurrently with the November 3 Statement, Dr. Eshelman made available to stockholders all correspondence to date between the parties. The November 3 Statement was filed with the SEC under Rule 14a-12.

On November 6, 2015, counsel for the Company provided a limited response (the “November 6 Company Response”) to the Second 220 Request. The text of November 6 Company Response is set forth below:

Dear Mr. Eshelman:

This letter responds on behalf of Puma Biotechnology, Inc. (the “Company”) to Mr. Fred Eshelman’s letter dated October 29, 2015, requesting certain stockholder list materials (the “Demand”). Capitalized terms used but not defined herein shall have the meanings set forth in the Demand.

The Company will make available to the Beneficial Holder stockholder information specified in Paragraph (a) of the Demand that is currently available to the Company and that a stockholder is entitled to examine under Section 220. This information is enclosed in electronic format and is being provided to your attorney, Martin L. Seidel of Cadwalader, Wickersham & Taft LLP, on an “attorneys’ eyes only” basis, pending the Beneficial Holder’s execution of the revised, enclosed confidentiality agreement.

We trust that this response will satisfy the Demand. Please deliver the executed confidentiality agreement to me, and deliver a certified check in the amount of $500.00 (for costs incurred to the Company’s transfer agent) to Charles Eyler at Puma Biotechnology, Inc., 10880 Wilshire Boulevard, Los Angeles, CA 90024.

The Company will provide additional information responsive to the Demand, if any, as it becomes available, upon payment by certified check for the costs of such additional information.

If you wish to discuss these matters further, please feel free to contact me.

Very truly yours,

Michele D. Johnson

On November 6, 2015, counsel for Dr. Eshelman sent a letter to counsel for the Company taking the position that the information provided in the November 6 Company Response fell far short of complying with the Company’s statutory obligations under Section 220. The text of that response is below:

Dear Ms. Johnson:

We write in response to your letter concerning Mr. Fred Eshelman’s demand (“Demand Letter”), dated October 29, 2015, requesting certain stockholder list materials from Puma Biotechnology, Inc. (the “Company”).

Mr. Eshelman, a beneficial holder of common stock of the Company, demanded nine categories of stockholder list materials for the purpose of communicating with fellow stockholders of the Company on matters relating to their mutual interest, including, without limitation, the solicitation of proxies and written consents in connection with any election of Mr. Eshelman’s nominees to the board of directors of the Company or any proposals submitted by Mr. Eshelman for consideration at any annual or special meeting or in any action by written consent. Mr. Eshelman’s right to this information is unassailable, inasmuch as he is presently in the process of soliciting consents from the Company’s shareholders.

In response to the Demand Letter, the Company produced a one-page purported stockholder list. This production does not constitute “all forms of stockholder data readily available to” the Company and therefore falls far short of complying with the Company’s statutory obligations under Section 220. See Shamrock Associates v. Texas Am. Energy Corp., 517 A.2d 658, 661 (Del. Ch. 1986) (“This Court has repeatedly recognized that, in effectuating the purpose of § 220, the stocklist materials provided to a stockholder should include all of those forms of stockholder data readily available to the corporation.”). Among other things, the purported stockholder list is deficient because it does not include the dates when each stockholder became a holder of record and the telephone numbers of each holder. Nor has the Company complied with its obligation to produce the NOBO list or the breakdown of information held by Cede & Co. See Shamrock, 517 A.2d at 661 (stockholder entitled to corporation’s NOBO list where corporation has obtained list and will be using it to solicit stockholders); Crown Emak Partners v. Kurz, et. al., 992 A. 2d 377, 396-97 (Del. 2010) (noting that “Delaware decisions have consistently ordered the production of a Cede breakdown as part of the section 220 stocklist materials.”).

Accordingly, in addition to providing a complete stockholder list as specified in Paragraph (a) of the Demand Letter, please provide a copy of all of the materials requested in Paragraphs (b)-(i) of the Demand Letter, including: (a) a complete record or list of the participants to whom shares of stock are attributable under any employee stock ownership, stock purchase, option, retirement, or similar plan of the Company; (b) a complete record or list of the holders of stock and respondent banks (and their email addresses) who have elected to receive electronic copies or proxy materials with respect to meetings of stockholders of the Company pursuant to Rule 14a-16(j)(2); (c) transfer journals and daily transfer sheets showing changes in the names, addresses and number of shares of holders of Stock; (d) information concerning the names, addresses, telephone numbers and number of shares of Stock held by the participating brokers and banks named in the individual nominee names of Cede & Co., specifically with respect to Cede & Co., the DTC Daily Participant Lists (to be provided electronically daily), or other similar depositories or nominees, including respondent bank lists, all omnibus proxies and related respondent bank proxies and listings issued pursuant to Rule 14b-2; (e) information relating to the names, addresses, and number of shares of the beneficial owners of Stock pursuant to Rule 14b-1(c) or Rule 14b-2(c), including a Non Objecting Beneficial Owners or “NOBO” list; (f) information relating to the names, addresses, telephone numbers and number of shares of Stock held by the actual beneficial owners of the Stock, including the Securities Position Listing and omnibus proxy issued by, or available from DTC and other similar depositories or nominees (and weekly updates of such items) and all “Weekly Security Position Listing Daily Closing Balances” reports issued by DTC; (g) all stop lists or stop transfer lists relating to any shares of Stock and any additions, deletions, changes or corrections made to the list; and (h) all electronic media containing the above-listed information, the corresponding computer processing data necessary to make use of such information, and a hard copy printout of such information for verification purposes. Finally, your proposed revisions to the Confidentiality Agreement are unnecessary and impose restrictions that are not acceptable.

In short, the Company’s response fails to satisfy its basic obligations under Section 220.

Please provide the remaining materials immediately. Mr. Eshelman reserves all of his rights.

Very truly yours,

Martin L. Seidel

On November 10, 2015, Dr. Eshelman filed a lawsuit in the Delaware Court of Chancery to compel the Company to provide the stockholder information requested in the Second 220 Request.

THE PROPOSALS

Dr. Eshelman is soliciting consents from Puma stockholders in favor of all of the following Proposals:

Proposal 1—Repeal Amendments to the Bylaws

Proposal 1 is a proposal to repeal any provision of the Bylaws in effect at the time Proposal 1 becomes effective that was not included in the Bylaws as filed by the Company with the SEC on September 14, 2007, which, based on the publicly-available information, are the most current version of the Company’s Bylaws.

The following is the text of Proposal 1:

“RESOLVED, that any changes to the bylaws of Puma Biotechnology, Inc. as filed with the Securities and Exchange Commission on September 14, 2007 be and are hereby repealed.”

Dr. Eshelman believes that any change to the Bylaws adopted after September 14, 2007 could serve to prevent or impair the ability of the Company’s stockholders to elect the Nominees pursuant to this Consent Statement or otherwise limit the ability of the Nominees (if elected) to pursue the best interests of the Company and its stockholders. If the current Board does not effect any change to the Bylaws, Proposal 1 will have no effect. However, if the current Board effects any change to the Bylaws, which the current Board may be empowered to do without stockholder approval, Proposal 1, if adopted, will restore the Bylaws to their form as of September 14, 2007, without considering the nature of any changes the current Board may have effected. As a result, Proposal 1 could have the effect of repealing amendments to the Bylaws which one or more of the Company’s stockholders may consider to be beneficial to them or to the Company, including amendments that are adopted by the Company’s stockholders after September 14, 2007.

However, Proposal 1 will not preclude the Nominees (if elected), together with the current directors, from reconsidering any repealed amendments to the Bylaws following this Consent Solicitation. Dr. Eshelman is not currently aware of any specific provisions of the Bylaws that would be repealed by the adoption of Proposal 1.

DR. ESHELMAN URGES YOU TO CONSENT TO PROPOSAL 1.

Proposal 2—Removal of Directors

Proposal 2 is to remove, without cause, any person or persons, other than those elected by this Consent Solicitation, elected, appointed or designated by the Board (or any committee thereof) to fill any vacancy or newly created directorship since the Company’s last announced director appointment on September 8, 2015 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective. Proposal 2, if adopted, would remove any new directors elected, appointed or designated by the current Board in response to this Consent Solicitation. Proposal 2 does not seek to remove any of the current directors.

The following is the text of Proposal 2:

“RESOLVED, that each person, if any, elected, appointed or designated by the board of directors of Puma Biotechnology, Inc. (or any committee thereof) on or after September 9, 2015 and prior to the effectiveness of this resolution to become a member of the board of directors of Puma Biotechnology, Inc. (including at any future time or upon any event), be and hereby is removed as a member of the board of directors of Puma Biotechnology, Inc.”

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by holders of a majority of the shares then entitled to vote at an election of directors, except in certain cases involving corporations with classified boards or cumulative voting for directors. Because the Board is not classified and the Company does not have cumulative voting for directors, the Company’s stockholders may remove members of the Board, without cause, pursuant to this Consent Solicitation in accordance with Section 141(k) of the DGCL and Section 5 of Article II of the Bylaws.

DR. ESHELMAN URGES YOU TO CONSENT TO PROPOSAL 2.

Proposal 3—Increase the Size of the Board

Proposal 3 is to increase the size of the Board from five (5) to nine (9) directors.

The following is the text of Proposal 3:

“RESOLVED, that the board of directors of Puma Biotechnology, Inc. shall consist of nine (9) members.”

If Proposal 3 is adopted, the Board size will increase from five (5) to nine (9) directors, consisting of the five (5) current directors and the directors elected pursuant to Proposal 4 (if any). Accordingly, if some (but not all), or none, of the Nominees are elected pursuant to Proposal 4, there will be one or more vacancies on the Board immediately following the adoption of Proposal 3 and Proposal 4. Based on the Company’s public disclosure, such vacancies may be filled by majority vote of either the newly-constituted Board or the stockholders of the Company.

DR. ESHELMAN URGES YOU TO CONSENT TO PROPOSAL 3.

Proposal 4—Election of the Nominees

Proposal 4 is to elect the four (4) Nominees to the Board to serve as directors of the Company until the next annual meeting of stockholders and until their successors are duly elected and qualified. Based on past Company practice, we believe that the next annual meeting of stockholders will occur in June 2016, which is approximately seven (7) months from the date of this filing. If Proposal 3 is approved, Dr. Eshelman has nominated four (4) individuals to fill the available seats on the Board.

The following is the text of Proposal 4:

“RESOLVED, that each of the following four (4) individuals is elected to serve as a director of Puma Biotechnology, Inc.: Fredric N. Eshelman, James M. Daly, Seth A. Rudnick, and Kenneth B. Lee, Jr.”

The Nominees have furnished the following information regarding their principal occupations and certain other matters. The ages of the Nominees are given as of October 28, 2015.

Fredric N. Eshelman, Pharm.D., 67, has more than 35 years of strategic development, executive, operational and financial leadership experience in the pharmaceutical and healthcare industries. On August 28, 2015, Dr. Eshelman was appointed Non-Executive Chairman of The Medicines Company, a public company. In 2014, Dr. Eshelman founded Eshelman Ventures, LLC, an investment company focused on healthcare companies. Dr. Eshelman currently serves on the boards of the following private companies: AeroMD Inc.; Cellective Biotherapy, Inc.; Dignify Therapeutic, Inc.; Eyenovia, Inc.; G1 Therapeutics, Inc.; Innocrin Pharmaceuticals, Inc.; Medikidz USA, Inc.; Meryx, Inc. and Neoantigenics LLC, and sits on the advisory board of Auven Therapeutics. Dr. Eshelman was the founder of Pharmaceutical Product Development, Inc. (“PPD”) and founding chairman of Furiex Pharmaceuticals, Inc. (“Furiex”), both public companies. From 2009 to 2014, Dr. Eshelman served as Chairman of the Board of Furiex. From 2009 to 2011, he served as Executive Chairman of PPD. He also served as Chief Executive Officer of PPD from 1990 to 2009 and as Vice Chairman of its Board of Directors from 1993 to 2009. Dr. Eshelman received a bachelor’s degree in pharmacy from UNC Chapel Hill and a doctorate in pharmacy from the University of Cincinnati. Among other experiences, qualifications, attributes and skills, Dr. Eshelman’s unique experience, in-depth knowledge and understanding of drug discovery and development, stature in the pharmaceutical and clinical research organization industries, and perspective on the Company’s business in particular supports his service as a director of the Company.

James M. Daly, 53, served as Executive Vice President and Chief Commercial Officer at Incyte Corporation, a biopharmaceutical company, from October 2012 until June 2015. Mr. Daly has served as one of Chimerix Inc’s directors since 2014. Prior to joining Incyte, Mr. Daly served as Senior Vice President of North America Commercial Operations and Global Marketing/Commercial Development at Amgen Inc., a global pharmaceutical company, where he was employed from January 2002 to December 2011. Prior to his employment with Amgen, Mr. Daly was Senior Vice President and General Manager of the Respiratory/Anti-infective business unit at GlaxoSmithKline, where he was employed from June 1985 to December 2001. Mr. Daly received a B.S. and an M.B.A. degree from the University of Buffalo, The State University of New York. Mr. Daly’s expertise and experience in the biopharmaceutical industry qualifies him to serve as a director of the Company.

Seth A. Rudnick, M.D., 66, currently serves on the boards of directors of the following privately held biotechnology companies: Envisia Therapeutics, LQ3 Therapeutics, Meryx Pharmaceuticals, for which he serves as Chairman, Liquidia Technologies, Inc., for which he serves as Chairman, G1 Therapeutics, for which he serves as Executive Chairman and Square 1, which was a public company prior to its October 2015 acquisition by Pacific Western Bank. Dr. Rudnick also serves on the board of directors of Pozen Inc., a public company. Dr. Rudnick is a Clinical Adjunct Professor of Medicine at University of North Carolina, Chapel Hill. He was a venture partner and previously general partner at Canaan Partners, a venture capital firm, from 1998 until 2013. Formerly, Dr. Rudnick was the Chief Executive Officer and Chairman of CytoTherapeutics Inc., a company developing stem cell-based therapies. He helped found and served as the Head of Research and Development for Ortho Biotech, a division of Johnson & Johnson focusing on cancer and chronic illnesses from 1986 to 1991. Dr. Rudnick received an M.D. degree from the University of Virginia. He completed a residency at Washington University Barnes Hospital and a fellowship in medical oncology at Yale University. Dr. Rudnick holds a B.A. in history from University of Pennsylvania. Dr. Rudnick’s deep operational experience in the pharmaceutical and biotechnology industries, and significant experience in and insight into life sciences investments, qualifies him to serve as a director of the Company.

Kenneth B. Lee, Jr., 67, is a managing member of Hatteras BioCapital, LLC and the general partner of Hatteras BioCapital Fund, L.P., a venture capital fund focusing on life sciences companies. He most recently served as managing director of the firm’s Health Sciences Corporate Finance Group. Currently, Mr. Lee serves on the boards of directors of the following publicly held biotechnology companies: Biocryst Pharmaceuticals, Inc. and Pozen Inc., for which he serves as Lead Director, Chairman of the compensation committee and as a member of the audit committee. Mr. Lee also serves on the boards of directors of two private companies, Clinverse, Inc., and Clinipace Worldwide Inc., for which he serves as Chairman, and is a co-founder of the National Conference on Biotechnology Venture. Between 2002 and 2013, Mr. Lee served on the Boards of several public companies: Maxygen, Inc.; OSI Pharmaceuticals, Inc.; CV Therapeutics, Inc.; Abgenix, Inc. and Inspire Pharmaceuticals, Inc. Mr. Lee was formerly national director of the life science practice at Ernst and Young LLP, where he advised biotechnology and pharmaceutical companies throughout the world on a wide range of financial and strategic planning issues. Mr. Lee received a B.A from Lenoir-Rhyne College and an M.B.A. from the University of North Carolina at Chapel Hill. Mr. Lee’s experience advising biotechnology companies regarding financial and partnering strategies, his extensive background in finance and his experience serving on the Boards of biotech companies qualify him to serve as a director of the Company.

Dr. Eshelman believes that each of the Nominees is currently independent within the meaning of NYSE listing standards and is not currently affiliated with the Company or any of its subsidiaries. Based on the foregoing, Dr. Eshelman believes that if the Nominees are elected, a majority of the directors of the Board will remain independent within the meaning of the NYSE listing standards, and there will be a sufficient number of independent directors to serve on the Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. If the Nominees are elected the composition of the Board’s committees will remain as determined by the Board.

Each of the Nominees has consented to being named as a nominee in this Consent Statement and to serve on the Board as a director of the Company if elected pursuant to this Consent Solicitation. Dr. Eshelman believes that, because the Board is not classified, any Nominee who is elected will be elected to serve until the next annual meeting of stockholders of the Company and until such Nominee’s successor is duly elected and qualified. Dr. Eshelman does not expect that any of the Nominees will be unable to stand for election to the Board or to serve as a director if elected. In the event that a vacancy in the slate of Nominees should occur unexpectedly, Dr. Eshelman may appoint a substitute candidate that he selects. If Dr. Eshelman decides to add nominees, whether because the Company expands the size of the Board subsequent to this Consent Statement or for any other reason, Dr. Eshelman will file an amended or supplemented Consent Statement identifying such nominees, disclosing whether such nominees have consented to being named in the amended or supplemented Consent Statement and providing the same disclosures with respect to such nominees as provided in this Consent Statement for the Nominees.

Dr. Eshelman reserves the right to nominate or substitute additional persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Nominees.

If elected, the Nominees, together with the current directors, will be responsible for managing the business and affairs of the Company and overseeing the Company’s management, which is responsible for the day-to-day operations of the Company. An investment in the Company includes certain risks. Dr. Eshelman urges stockholders to read and consider the risk factors specific to the Company’s businesses described in Part I, Item 1A of the Company’s most recent Annual Report on Form 10-K and other documents that have been filed by the Company with the SEC.

Each director of the Company has an obligation under the DGCL to discharge his or her duties as a director on an informed basis, in good faith, with due care and in a manner that the director honestly believes to be in the best interests of the Company and its stockholders. It is possible that circumstances may arise in which the interests of Dr. Eshelman, on the one hand, and the interests of other stockholders of Puma, on the other hand, may differ. In any such case, Dr. Eshelman expects the Nominees to fully discharge their obligations to the Company and its stockholders under Delaware law.

Each of the Nominees has entered into a nominee agreement (the “Nominee Agreements”) pursuant to which Dr. Eshelman has agreed to pay each such Nominee $100,000 in the event that such Nominee serves as a nominee for election to the Board until the conclusion or termination of this Consent Solicitation, and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of consents in support of their election. Dr. Eshelman will reimburse the Nominees for the fees and disbursements arising in connection with the Consent Solicitation of one external legal counsel to be retained by the Nominees to represent all of them collectively in connection with the Consent Solicitation. The Nominees will not receive any compensation from Dr. Eshelman for their services as directors of the Company if elected. Each of the Nominees, if elected, will be entitled to such compensation from the Company as is consistent with the Company’s established practices for services of non-employee directors, unless and until the Board determines to change such compensation. Except as disclosed above, there are no agreements, arrangements or understandings between or among any of (i) Dr. Eshelman, (ii) each Nominee and (iii) any other person, in each case, pursuant to which the nominations of the Nominees are being made by Dr. Eshelman. The compensation currently paid by the Company to its non-employee directors is described in the Company’s proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 30, 2015.

As of the date hereof, Dr. Eshelman beneficially owns 300,000 shares of Common Stock (consisting of (i) 150,000 shares held outright and (ii) options to purchase 150,000 shares of Common Stock), or approximately 1% of the outstanding shares of Common Stock. Other than Dr. Eshelman, none of the Nominees beneficially owns any securities of the Company.

Proposal 4 is subject to, and conditioned upon, the approval of Proposal 3. This means that if Proposal 3 is not approved, Proposal 4 will not be adopted.

DR. ESHELMAN URGES YOU TO CONSENT TO PROPOSAL 4.

CONSENT PROCEDURES

Section 228 of the DGCL states that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action required to be taken at any annual or special meeting of stockholders of that corporation, or any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Consents must also bear the date of the signature of the stockholder who signs the written consent. Puma’s Certificate of Incorporation, as amended (the “Charter”), does not prohibit Puma stockholders from acting by written consent, and Section 8 of Article I of the Bylaws contains a provision consistent with the terms of Section 228 of the DGCL. Accordingly, Puma stockholders may act by written consent.

Section 213(b) of the DGCL provides that the record date for determining the stockholders of a Delaware corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the corporation’s board of directors is required and the board has not fixed a record date, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. The Bylaws provide that if delivery is made to Puma, it is to be made to Puma’s Secretary by hand or by certified or registered mail, return receipt requested.

Article I, Section 5 of the Bylaws provides that the Board may fix a record date, which date may not precede the date upon which the resolution fixing the record date is adopted by the Board and which date may not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. Consistent with Section 213(b) of the DGCL, if the Board does not fix a record date, the record date for determining the stockholders entitled to consent to a corporate action in writing without a meeting, when no prior action is required by the DGCL, is the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to Puma by delivery to its registered office in the State of Delaware, its principal location of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

Consents representing a majority of all the shares of Common Stock as of the close of business on the Record Date entitled to be voted at a meeting of stockholders on the Proposals (i.e., a majority of the issued and outstanding shares of Common Stock) are required in order to implement each of the Proposals. According to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015, as of November 2, 2015, there were 32,435,748 shares of Common Stock outstanding. Dr. Eshelman is not aware of any subsequent issuances of shares of Common Stock by the Company. Based on this information, the consent of the holders of at least 16,217,875 shares of Common Stock is necessary to adopt the Proposals. Abstentions, failures to sign, date and return consent cards, and broker non-votes, if any, will have the same effect as withholding consent.

Under Section 228(c) of the DGCL, no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated written consent delivered, written consents signed by the holders of a sufficient number of shares are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders or members are recorded.

If the Proposals are adopted pursuant to the consent procedures, prompt notice will be given pursuant to Section 228(e) of the DGCL to stockholders who have not executed written consents.

Dr. Eshelman plans to present the results of any successful solicitation with respect to the Proposals to the Company as soon as possible.

Your consent is important. Please sign, date and return the enclosed WHITE consent card in the postage-paid envelope provided. If you fail to return a WHITE consent card or to instruct your broker, dealer, bank, trust company or other nominee to submit a WHITE consent card on your behalf, you will effectively be voting AGAINST the Proposals. YOU MUST SIGN AND DATE THE WHITE CONSENT CARD IN ORDER FOR IT TO BE VALID.

DR. ESHELMAN RECOMMENDS THAT YOU

PROMPTLY CONSENT TO ALL OF THE PROPOSALS.

Revocation of Consents

An executed WHITE consent card may be revoked at any time before the authorized action becomes effective by dating, signing and delivering a written revocation. Revocations may only be made by the record holder that granted such written consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a signed and subsequently dated WHITE consent card will constitute a revocation of any earlier consent. The revocation may be delivered to Dr. Eshelman, c/o Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, telephone (877) 869-0171. Although a revocation is effective if delivered to the Company, Dr. Eshelman requests that you mail or deliver either the originals or copies of all revocations of consents to Dr. Eshelman at the address above. This will allow Dr. Eshelman to be aware of all revocations and more accurately determine if and when consents to the Proposals have been received from stockholders as of the Record Date representing a majority of the shares of Common Stock.

If your shares of Common Stock are held in “street name” by a broker, dealer, bank, trust company or other nominee, only it can execute a revocation of a previously executed consent representing your shares of Common Stock and only on receipt of your specific instructions. Accordingly, if you wish to revoke a previously executed consent, you should contact your broker, dealer, bank, trust company or other nominee and give instructions to execute a written revocation on your behalf.

Holders of shares of Common Stock as of the close of business on the Record Date may elect to consent to, withhold consent to or abstain from consenting by marking the “CONSENT,” “CONSENT WITHHELD” or “ABSTAIN” box, as applicable, underneath Proposal 1, Proposal 2 or Proposal 3 on the accompanying WHITE consent card and signing, dating and returning it in the postage-paid envelope provided. Holders of shares of Common Stock as of the close of business on the Record Date may elect to consent to or withhold consent from consenting by marking the “CONSENT” or “CONSENT WITHHELD” box, as applicable, underneath Proposal 4 on the accompanying WHITE consent card and signing, dating and returning it in the postage-paid envelope provided.

If you hold your shares of Common Stock in more than one account, you will receive a WHITE consent card for each account. To ensure that all of your shares of Common Stock are consented, please sign, date and return the WHITE consent card for each account.

If a stockholder has signed, dated and returned a WHITE consent card but has failed to check a box marked “CONSENT,” “CONSENT WITHHELD” or “ABSTAIN” for Proposal 1, Proposal 2 or Proposal 3, such stockholder will be deemed to have consented to such Proposal or Proposals. If a stockholder has signed, dated and returned a WHITE consent card but has failed to check a box marked “CONSENT” or “CONSENT WITHHELD” for Proposal 4, such stockholder will be deemed to have consented to such Proposal, except that such stockholder will not be deemed to have consented to the election of any Nominee, in each case, whose name is written in by such stockholder in the space relating to the applicable Proposal on the WHITE consent card.

Execution and delivery of a WHITE consent card by a record holder of shares of Common Stock will be deemed to be a consent to each proposal with respect to all shares of Common Stock held by such record holder unless the consent specifies otherwise.

Dr. Eshelman recommends that stockholders promptly consent to all of the Proposals. Please sign, date and return the enclosed WHITE consent card in the postage-paid envelope provided. If you fail to return a WHITE consent card or to instruct your broker, dealer, commercial bank, trust company or other nominee to submit a WHITE consent card on your behalf, you will effectively be voting AGAINST the Proposals. YOU MUST SIGN AND DATE THE WHITE CONSENT CARD IN ORDER FOR IT TO BE VALID.

VOTING SECURITIES

According to publicly available information (including the Charter and the Bylaws), the shares of Common Stock constitute the only class of outstanding voting securities of the Company. Accordingly, only holders of shares of Common Stock as of the Record Date are entitled to execute consents. Each share of Common Stock entitles its holder to one vote. There are no cumulative voting rights. According to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015, as of November 2, 2015, there were 32,435,748 shares of Common Stock outstanding. If you are a stockholder of record as of the Record Date, you will retain your right to grant a consent in favor of the Proposals even if you sell your shares of Common Stock after the Record Date.

CERTAIN INFORMATION REGARDING THE COMPANY

Based on information publicly disclosed by the Company, the Company’s principal executive office is located at 10940 Wilshire Blvd, Suite 600, Los Angeles, CA 90024.

SOLICITATION OF CONSENTS

The initial solicitation of written consents by mail may be supplemented by telephone, fax, e-mail, newspapers and other publications of general distribution, Internet, other electronic communication and personal solicitation by Dr. Eshelman and certain other Participants in the solicitation of written consents. No additional compensation for soliciting written consents will be paid to such Participants for their solicitation efforts.

Dr. Eshelman has retained Okapi Partners LLC (“Okapi”) for solicitation and advisory services in connection with the solicitation of consents, for which Okapi is to receive a services fee of $90,000. Up to 24 people may be employed by Okapi in connection with the solicitation of consents. Dr. Eshelman has also agreed to reimburse Okapi for reasonable out-of-pocket expenses and to indemnify Okapi against certain liabilities and expenses, including reasonable legal fees and related charges. Okapi does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Consent Solicitation.

Dr. Eshelman’s expenses related to the solicitation of consents are currently estimated to be approximately $            , of which approximately $             has been incurred to date. Such costs include, among other things, expenditures for attorneys, public relations advisors, proxy solicitors, printing, advertising, postage and other miscellaneous expenses and fees. Dr. Eshelman will bear the entire expense of soliciting consents in connection with the Proposals. Brokers, dealers, commercial banks, trust companies and other nominees will be requested to forward solicitation materials to beneficial owners of shares of Common Stock of the Company. Dr. Eshelman will reimburse brokers, dealers, commercial banks, trust companies and other nominees for their reasonable expenses for sending solicitation material to beneficial owners.

To the extent legally permissible, if successful in the adoption the Proposals, Dr. Eshelman intends to seek reimbursement from the Company for the costs of this Consent Solicitation. Dr. Eshelman does not currently intend to submit the question of such reimbursement to a vote of the stockholders of the Company.

APPRAISAL RIGHTS

Puma stockholders are not entitled to appraisal rights under Delaware law in connection with the Proposals or this Consent Statement.

FORWARD-LOOKING STATEMENTS

This Consent Statement may include forward-looking statements that reflect Dr. Eshelman’s current views with respect to future events. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Dr. Eshelman’s control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Any forward-looking statements made in this Solicitation Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Dr. Eshelman will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business, operations or financial condition. Except to the extent required by applicable law, Dr. Eshelman undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of this Consent Statement, please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Stockholders Call Toll-Free at: (877) 869-0171

Email: info@okapipartners.com

ANNEX A

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

Under applicable SEC rules and regulations, the Nominees and certain other persons are Participants with respect to Dr. Eshelman’s solicitation of consents. The following sets forth certain information about the persons and entities who are Participants.

Certain Information Concerning the Nominees As Participants

Each Nominee is a citizen of the United States of America. There are no material legal proceedings in which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Nominees or associates have a material interest adverse to the Company or any of its subsidiaries. There are no family relationships among the Nominees or between any of the Nominees and any director or executive officer of the Company.

Except as disclosed in this Annex A or in this Consent Statement, there are no arrangements or understandings between any of the Nominees and any other party pursuant to which any such Nominee was or is to be selected as a director or nominee. Except as disclosed in this Annex A or in this Consent Statement, none of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

The following table sets forth the names and business addresses of the Nominees, as well as the names and principal business addresses of the corporation or other organization in which the principal occupations or employment of the Nominees is carried on. The principal occupations or employment of the Nominees are set forth under the caption “The Proposals—Proposal 4—Election of the Nominees.”

Name	Business Address
Fredric N. Eshelman	c/o Eshelman Ventures LLC, 319 N. 3rd Street, Suite 301, Wilmington, NC 28401
James M. Daly	264 W. Stafford Rd Westlake Village, CA 91361
Seth A. Rudnick	13 Aronimink Ln, #5341 Pinehurst, NC 28374
Kenneth B. Lee, Jr.	c/o Hatteras Venture Partners, 280 S. Mangum St., Suite 350, Durham, NC 27701

Compensation of Company Directors

If the Nominees are elected as directors of the Company, the Nominees will be entitled to compensation from Puma as non-employee directors, as may be determined from time to time. According to the Company’s proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 30, 2015, all directors, except those who are employees of the Company, receive an option to purchase 30,000 shares of the Company’s Common Stock upon election or appointment to the Board. In addition, each non-employee director who is appointed to serve on a committee in a non-chair capacity receives an option to purchase 10,000 shares of the Company’s Common Stock upon appointment, and non-employee directors who are appointed to serve as the chair of a committee of the Board receive an option to purchase 20,000 shares of Common Stock upon appointment. Each non-employee director receives an annual fee of $50,000 and an annual option to purchase 10,000 shares of the Company’s Common Stock.

Information Regarding Ownership of Puma Common Stock by Participants

Dr. Eshelman and the Nominees own shares of the Company’s Common Stock, of record and beneficially, as set forth in the table below. No associates of the Nominees own, of record or beneficially, own any shares of Common Stock. None of the Participants or any of their associates owns any shares of Common Stock of record that such person or entity does not own beneficially.

Name	Number of Shares
Fredric N. Eshelman	300,000	[1]
Seth A. Rudnick	—
Kenneth B. Lee, Jr.	—
James M. Daly	—

(1)	Consists of (i) 150,000 shares of Common Stock held outright and (ii) options to purchase 150,000 shares of Common Stock.

Transactions in Puma Common Securities and Options by the Participants

The following tables set forth information with respect to each purchase and sale of shares of Common Stock and options that were effectuated by a Participant, or affiliates of a Participant, during the past two years. Except as disclosed in this Consent Statement, none of the purchase price or market value of the securities listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Common Stock

Name	Trade Date	No. of Shares	Purchase/Sale
Dr. Eshelman	May 18, 2015	13,335	Purchase
Dr. Eshelman	May 19, 2015	36,665	Purchase
Dr. Eshelman	June 4, 2015	100,000	Purchase

Options

Name	Purchase/Sale	Trade Date	No. of Shares Subject to Option
Dr. Eshelman	Purchase	October 22, 2015	2,500
Dr. Eshelman	Purchase	October 22, 2015	7,500
Dr. Eshelman	Purchase	October 22, 2015	5,000
Dr. Eshelman	Purchase	October 22, 2015	5,000
Dr. Eshelman	Purchase	October 22, 2015	10,000
Dr. Eshelman	Purchase	October 23, 2015	10,000
Dr. Eshelman	Purchase	October 23, 2015	100
Dr. Eshelman	Purchase	October 23, 2015	5,000
Dr. Eshelman	Purchase	October 26, 2015	15,000
Dr. Eshelman	Purchase	October 26, 2015	15,000
Dr. Eshelman	Purchase	October 27, 2015	300
Dr. Eshelman	Purchase	October 28, 2015	4,600
Dr. Eshelman	Purchase	October 28, 2015	4,000
Dr. Eshelman	Purchase	October 28, 2015	5,000
Dr. Eshelman	Purchase	October 29, 2015	5,000
Dr. Eshelman	Purchase	October 29, 2015	700
Dr. Eshelman	Purchase	October 29, 2015	5,300
Dr. Eshelman	Purchase	October 29, 2015	500
Dr. Eshelman	Purchase	October 30, 2015	4,500
Dr. Eshelman	Purchase	October 30, 2015	5,000
Dr. Eshelman	Purchase	October 30, 2015	5,000
Dr. Eshelman	Purchase	October 30, 2015	5,000
Dr. Eshelman	Purchase	October 30, 2015	5,000
Dr. Eshelman	Purchase	October 30, 2015	5,000
Dr. Eshelman	Purchase	October 30, 2015	5,000
Dr. Eshelman	Purchase	November 2, 2015	5,000
Dr. Eshelman	Purchase	November 3, 2015	5,000
Dr. Eshelman	Purchase	November 3, 2015	5,000

Miscellaneous Information Concerning the Participants

Except as disclosed in this Annex A or in this Consent Statement, none of the Participants have been involved in any legal proceedings in the preceding ten years described in Item 401(f) of Regulation S-K. Except as described in this Annex A or in this Consent Statement, neither any Participant nor any of his respective associates or affiliates (together, the “Participant Affiliates”), is either a party to any transaction or series of transactions since January 1, 2014, or has knowledge of any currently proposed transaction or series of proposed transactions, (i) to which Puma or any of its subsidiaries was or is to be a participant, (ii) in which the amount involved exceeds $120,000, and (iii) in which any Participant or Participant Affiliate had, or will have, a direct or indirect material interest. Furthermore, except as described in this Annex A or this Consent Statement, no Participant or Participant Affiliate (a) directly or indirectly beneficially owns any securities of the Company or any securities of any subsidiary of the Company, or (b) has had any relationship with the Company in any capacity other than as a stockholder of the Company.

Except as described in this Annex A or in this Consent Statement, no Participant or Participant Affiliate has entered into any agreement or understanding with any person with respect to any future employment by Puma or any of its affiliates or with respect to any future transactions to which Puma or any of its affiliates will or may be a party.

Except as described in this Annex A or in this Consent Statement, there are no contracts, arrangements or understandings by any Participant or Participant Affiliate since January 1, 2014 with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, consents or authorizations.

Except as described in this Annex A or in this Consent Statement, there are no arrangements, agreements or understandings between or among the Participants or between or among Participants and any other persons or entities in connection with the election of the Nominees, and none of the Participants will receive additional compensation in connection with the election of the Nominees. The Nominees may be deemed to have an interest in their election to the Board by virtue of the compensation and indemnification that they will, or will be entitled, to receive from Puma if elected as directors.

ANNEX B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF

THE COMPANY

The following information is derived from the Company’s proxy statement for its 2015 annual meeting of stockholders filed with the SEC on April 30, 2015. The applicable percentages are based on 32,146,895 shares of the Company’s Common Stock outstanding as of April 17, 2015, adjusted as required by the rules promulgated by the SEC.

The following table lists the beneficial ownership of Common Stock as of April 17, 2015, by each director and executive officer of Puma and each person or group who, to the best of Dr. Eshelman’s knowledge, beneficially owned more than five percent of the outstanding Common Stock.

Name	Shares Beneficially Owned	Percent of Common Stock
Directors and Named Executive Officers
Alan. H. Auerbach(1)	6,556,249	18.9%

Charles R. Eyler(2)	123,874	*

Richard B. Phillips, Ph.D.(3)	—	—

Richard P. Bryce, MBChB, MRCGP, MFPM(4)	125,562

Thomas R. Malley(5)	228,495	*

Jay M. Moyes(6)	79,166	*

Troy E. Wilson(7)	26,732	*

Stockholders Owning 5% or More

Adage Capital Partners L.P(8)	5,686,668	17.7%

FMR LLC(9)	4,035,436	12.6%

T. Rowe Price Associates, Inc.(10)	2,766,701	8.6%

Capital Research Global Investors(11)	1,944,740	6.0%

(1)	Consists of (i) 4,040,000 shares held by Mr. Auerbach, (ii) 2,116,250 shares exercisable pursuant to an antidilutive warrant held by Mr. Auerbach, and (iii) options to purchase 399,999 shares of the Company’s Common Stock exercisable within 60 days of April 17, 2015.
(2)	Consists solely of options to purchase 123,874 shares of the Company’s common stock exercisable within 60 days of April 17, 2015.
(3)	Dr. Phillips retired from his position as Senior Vice President, Regulatory Affairs, Quality Assurance and Pharmacovigilance on November 4, 2014.
(4)	Consists solely of options to purchase 125,562 shares of the Company’s Common Stock exercisable within 60 days of April 17, 2015.
(5)	Consists of 156,551 shares held by Mr. Malley and options to purchase 71,944 shares of the Company’s Common Stock exercisable within 60 days of April 17, 2015.
(6)	Consists solely of options to purchase 79,166 shares of the Company’s Common Stock exercisable within 60 days of April 17, 2015.
(7)	Consists of 350 shares held in an IRA by Dr. Wilson, 400 shares and 150 shares held in minor accounts for Dr. Wilson’s children and options to purchase 25,832 shares of the Company’s Common Stock exercisable within 60 days of April 17, 2015.
(8)

Pursuant to a Schedule 13G/A dated February 12, 2014, as of December 31, 2013, Adage Capital Partners, L.P. (“ACP”) directly owns 5,686,668 shares of the Company’s Common Stock. Adage Capital Partners GP, L.L.C. (“ACPGP”) is the general partner of ACP. Adage Capital Advisors, L.L.C. (“ACA”) is the managing member of ACPGP. Each of Robert Atchinson and Phillip Gross is a managing member of ACA, a

B-1

managing member of ACPGP and a general partner of ACP. The Adage Fund, ACPGP, ACA, Robert Atchinson and Phillip Gross each have shared voting power and shared dispositive power with respect to the shares. The address for the Adage Fund is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.
(9)	Pursuant to a Schedule 13G/A dated February 13, 2015, as of December 31, 2014, FMR LLC, certain of its subsidiaries and affiliates, and other companies beneficially owned 4,035,436 shares of the Company’s Common Stock. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(10)	Pursuant to a Schedule 13G/A dated February 17, 2015, as of December 31, 2014, T. Rowe Price Associates, Inc. has sole dispositive power with respect to 2,766,701 shares of the Company’s Common Stock and sole voting power with respect to 455,450 of such shares. T. Rowe Price Associates, Inc. is a registered investment advisor and a registered investment company and does not serve as custodian of shares of the Company’s Common Stock held by any of its clients; accordingly, only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such shares of the Company’s Common Stock and not more than 5% of the Company’s outstanding shares of Common Stock is owned by any one client subject to the investment advice of T. Rowe Price Associates, Inc. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.
(11)	Pursuant to a Schedule 13G dated February 11, 2015, as of December 31, 2014, Capital Research Global Investors, a division of Capital Research and Management Company (“CRMC”), was deemed to be the beneficial owner of 1,944,740 shares of the Company’s Common Stock as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

B-2

PRELIMINARY FORM OF CONSENT CARD DATED NOVEMBER 10, 2015—SUBJECT TO

COMPLETION

CONSENT CARD

Consent of the Stockholders of Puma Biotechnology, Inc.

To Action Without a Meeting

THIS CONSENT IS SOLICITED BY

FREDRIC N. ESHELMAN, PHARM.D.

WITH RESPECT TO

PUMA BIOTECHNOLOGY, INC.

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF

PUMA BIOTECHNOLOGY, INC.

Unless otherwise indicated below, the undersigned hereby consents pursuant to Section 228 of the General Corporation Law of the State of Delaware, as amended, with respect to all shares of common stock, par value $0.0001 per share, of Puma Biotechnology, Inc., a Delaware corporation (“Puma” or the “Company”), held by the undersigned as of the record date for determining shares entitled to consent, to the taking of the following actions by written consent and without a meeting of the Company’s stockholders:

DR. ESHELMAN RECOMMENDS THAT YOU PROMPTLY CONSENT

TO ALL OF THE PROPOSALS BELOW.

1.	Proposal 1 (Repeal Amendments to the Bylaws)

RESOLVED, that any changes to the Bylaws of Puma Biotechnology, Inc. as filed with the Securities and Exchange Commission on September 14, 2007 be and are hereby repealed.

☐ CONSENT	☐ CONSENT WITHHELD	☐ ABSTAIN

IF THIS CONSENT IS SIGNED AND RETURNED, BUT NO BOX IS MARKED ABOVE WITH RESPECT TO PROPOSAL 1, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO PROPOSAL 1. WITHHOLDING CONSENT FROM, OR ABSTAINING WITH RESPECT TO, PROPOSAL 1 WILL EACH HAVE THE SAME EFFECT AS NOT CONSENTING.

2.	Proposal 2 (Removal of Directors)

RESOLVED, that each person, if any, elected, appointed or designated by the board of directors of Puma Biotechnology, Inc. (or any committee thereof) on or after September 9, 2015 and prior to the effectiveness of this resolution to become a member of the board of directors of Puma Biotechnology, Inc. (including at any future time or upon any event), be and hereby is removed as a member of the board of directors of Puma Biotechnology, Inc.

☐ CONSENT	☐ CONSENT WITHHELD	☐ ABSTAIN

IF THIS CONSENT IS SIGNED AND RETURNED, BUT NO BOX IS MARKED ABOVE WITH RESPECT TO PROPOSAL 2, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO PROPOSAL 2. WITHHOLDING CONSENT FROM, OR ABSTAINING WITH RESPECT TO, PROPOSAL 2 WILL EACH HAVE THE SAME EFFECT AS NOT CONSENTING.

3.	Proposal 3 (Increase the Size of the Board)

RESOLVED, that the board of directors of Puma Biotechnology, Inc. shall consist of nine (9) members.

☐ CONSENT	☐ CONSENT WITHHELD	☐ ABSTAIN

IF THIS CONSENT IS SIGNED AND RETURNED, BUT NO BOX IS MARKED ABOVE WITH RESPECT TO PROPOSAL 3, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO PROPOSAL 3. WITHHOLDING CONSENT FROM, OR ABSTAINING WITH RESPECT TO, PROPOSAL 3 WILL EACH HAVE THE SAME EFFECT AS NOT CONSENTING.

4.	Proposal 4 (Election of the Nominees)

RESOLVED, that each of the following four (4) individuals is elected to serve as a director of Puma Biotechnology, Inc.: Fredric N. Eshelman, James M. Daly, Seth A. Rudnick, and Kenneth B. Lee, Jr.

☐ CONSENT	☐ CONSENT WITHHELD

PROPOSAL 4 IS SUBJECT TO, AND CONDITIONED UPON, THE APPROVAL OF PROPOSAL 3. THIS MEANS THAT IF PROPOSAL 3 IS NOT APPROVED, PROPOSAL 4 WILL NOT BE ADOPTED.

INSTRUCTION: TO CONSENT OR WITHHOLD CONSENT FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 4, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 4, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW. NOTE THAT STRIKING A NOMINEE’S NAME FROM THE ABOVE PROPOSAL, WITHOUT MORE, WILL NOT BE DEEMED TO BE A WITHHELD CONSENT FROM SUCH NOMINEE’S ELECTION.

IF THIS CONSENT IS SIGNED AND RETURNED, BUT NO BOX IS MARKED ABOVE WITH RESPECT TO PROPOSAL 4, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO PROPOSAL 4 EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE ELECTION OF ANY PERSON WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED ABOVE.

IN THE ABSENCE OF CONTRARY INSTRUCTIONS, OR IF NO INSTRUCTIONS ARE GIVEN, THE UNDERSIGNED HEREBY CONSENTS TO EACH PROPOSAL LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE SIGNED AND DATED.

The invalidity, illegality or unenforceability of any particular provision of this Consent shall be construed in all respects as if such invalid, illegal or unenforceable provision were omitted without affecting the validity, legality or enforceability of the remaining provisions hereof.

IN WITNESS WHEREOF, the undersigned Stockholder has executed this written consent on the date stated below and consents to foregoing actions as specified above. The Stockholder further instructs that any nominee holder of the shares beneficially owned by Stockholder shall execute a written consent on behalf of the Stockholder to cause the foregoing action to be effectuated.

Signed and Dated: 2015

Exact name(s) in which shares are held

Signature of Stockholder

Signature of Stockholder (if held jointly)

Name of Signatory (if entity stockholder)

Title(s) of Signatory

Please sign exactly as your name or names appear on the stock certificate or on the attached label. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE PROMPTLY SIGN, DATE AND RETURN THIS WHITE CONSENT

CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.